                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------

                                   SCHEDULE TO

                          TENDER OFFER STATEMENT UNDER
   SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         EVERFLOW EASTERN PARTNERS, L.P.
                                (Name of Issuer)

                    EVERFLOW EASTERN PARTNERS, L.P. (ISSUER)
                        (Name of Person Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                                                          Copy to:
       Thomas L. Korner, President               Michael D. Phillips, Esq.
     Everflow Eastern Partners, L.P.           Calfee, Halter & Griswold LLP
          585 West Main Street                1400 McDonald Investment Center
          Canfield, Ohio 44406                      800 Superior Avenue
              330-533-2692                        Cleveland, Ohio 44114
                                                       216-622-8200

(Name, Address and Telephone Number of Person Authorized to Receive
  Notices and Communications on Behalf of Person Filing Statement)

                                 April 30, 2004
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
      Transaction Valuation: 571,474 Units of             Amount of Filing Fee
  Limited Partnership Interest at $12.44 per Unit               $ 900.73*
--------------------------------------------------------------------------------

         * Calculated at $126.70 per million of Transaction Value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

         Amount Previously Paid:                                  Not Applicable
                                -----------------------------
         Form of Registration No.:                                Not Applicable
                                  ---------------------------
         Filing Party:                                            Not Applicable
                      ---------------------------------------
         Date Filed:                                              Not Applicable
                    -----------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

[ ]

Item 1. Summary Term Sheet.

                  Reference is made to the first page of the Offer to Purchase (the "Offer"), which is incorporated herein by reference.

Item 2. Subject Company Information.

                  (a) The issuer of the securities to which this statement relates is Everflow Eastern Partners, L.P., a Delaware limited partnership (the "Company"). The Company's principal executive offices are located at 585 West Main Street, Canfield, Ohio 44406, and the Company's telephone number is 330-533-2692.

                  (b) The securities being sought for purchase are up to 571,474 units of limited partnership interest (the "Units"), at a price of $12.44 per Unit, net to the sellers in cash (the "Purchase Price"). In its Offer, the Company has reserved the right to purchase more than 571,474 Units, but has no current intention of doing so. 5,714,739 Units were outstanding as of January 1, 2004. Reference is hereby made to the Introduction of the Company's Offer to Purchase, which Introduction is incorporated herein by reference.

                  (c) There is currently no established trading market for the Units. Reference is hereby made to Section 7, "Price Range of Units; Cash Distribution Policy," of the Offer to Purchase, which Section is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

                  The filer of this statement is the issuer, Everflow Eastern Partners, L.P. The Company's principal executive offices are located at 585 West Main Street, Canfield, Ohio 44406, and the Company's telephone number is 330-533-2692.

Item 4. Terms of the Transaction.

                  (a) Reference is hereby made to the Offer to Purchase, including the Introduction, Section 3, "Procedures for Tendering Units," Section 4, "Withdrawal Rights," Section 11, "Certain Federal Income Tax Consequences," and Section 13, "Extensions of Tender Period; Terminations; Amendments," of the Offer to Purchase, which Introduction and Sections are incorporated herein by reference.

                  (b) Reference is hereby made to the Introduction of the Offer to Purchase, which Introduction is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

                  Reference is hereby made to the Introduction, Section 1, "Background and Purposes of the Offer," and Section 12, "Transactions and Arrangements Concerning Units," of the Offer to Purchase, which Introduction and Sections are incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals.

                  (a) Reference is hereby made to the Introduction, Section 1, "Background and Purposes of the Offer," Section 5, "Purchase of Units; Payment of Purchase Price," Section 6, "Certain Conditions of the Offer," and
Section 10, "Certain Information About the Company; Historical and Pro Forma Financial Information," of the Offer to Purchase, which Introduction and Sections are incorporated herein by reference.

                  (b) Reference is hereby made to Section 5, "Purchase of Units; Payment of Purchase Price," of the Offer to Purchase, which Section is incorporated herein by reference.

                  (c) Reference is hereby made to the Introduction of the Offer to Purchase, which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

                  (a) The total amount of funds required by the Company to consummate the transaction and purchase 571,474 Units, pursuant to the Offer, and to pay related fees and expenses, is estimated to be $7,109,000. Reference is hereby made to Section 9, "Source and Amount of Funds," of the Offer to Purchase, which Section is incorporated herein by reference.

                  (b)      Not applicable.

                  (d)      Not applicable.

Item 8. Interest in Securities of the Subject Company.

               (a) BENEFICIAL OWNERSHIP OF UNITS IN THE COMPANY,
                      EVERFLOW MANAGEMENT LIMITED, LLC AND
                    EVERFLOW MANAGEMENT CORPORATION ("EMC")
                              AS OF APRIL 30, 2004

                                                            Percentage
                                                            Interest in
                                            Percentage       Everflow      Percentage
             Name                 Units      of Units       Management     Interest in
          of Holder            in Company  in Company(1)  Limited, LLC(2)      EMC
-----------------------------  ----------  -------------  ---------------  -----------
Robert F. Sykes(3)              1,056,464     18.38             66.66          66.66
Thomas L. Korner                  138,575      2.42             16.67          16.67
William A. Siskovic                71,731      1.26             16.67          16.67
All officers and directors as
   a group (3 persons in EMC)   1,266,770     22.17            100.00         100.00

----------------------
(1) Does not include the interest in the Company owned indirectly by such individuals as a result of their ownership in (i) the General Partner (based on its 1.16% interest in the Company) or (ii) EMC (based on EMC's 1% managing member's interest in the General Partner).

(2) Includes the interest in the General Partner owned indirectly by such individuals as a result of their share ownership in EMC resulting from EMC's 1% managing member's interest in the General Partner.

(3) Includes 732,855 Units held by Sykes Associates, a New York limited partnership comprised of Mr. Sykes and his wife as general partners and four adult children as limited partners, 162,462 Units of the Company held by the Robert F. Sykes Annuity Trust and 161,147 Units held by the Catherine Sykes Annuity Trust.

                  (b) Reference is hereby made to Section 12, "Transactions and Arrangements Concerning Units," of the Offer to Purchase, which Section is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

                  Not applicable.

Item 10. Financial Statements.

                  (a) Reference is hereby made to Section 10, "Certain Information About the Company; Historical and Pro Forma Financial Information," of the Offer to Purchase, which Section is incorporated herein by reference.

                  (b) Reference is hereby made to Section 10, "Certain Information About the Company; Historical and Pro Forma Financial Information," of the Offer to Purchase, which Section is incorporated herein by reference.

Item 11. Additional Information.

                  (a)      (1)      Reference is hereby made to Section 10,
                  "Certain Information About the Company; Historical and Pro Forma Financial Information," Section 12, "Transactions and Arrangements Concerning Units," of the Offer to Purchase, which Sections are incorporated herein by reference.

                           (2)      None.

                           (3)      Not applicable.

                           (4)      Not applicable.

                           (5)      None.

                  (b) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, forms of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and are incorporated in their entirety herein by reference.

Item 12. Exhibits.

                  (a)(1)   Form of Offer to Purchase, dated April 30, 2004

                  (a)(2)   Form of Letter of Transmittal

                  (a)(3) Form of 2003 Annual Report Newsletter to Unitholders, dated April 30, 2004

                  (a)(4) Annual Financial Statements of the Company and Management's Discussion and Analysis of Financial Condition and Results of Operations(3)

                  (a)(5)   Form of letter prepared by Wright & Company, Inc.

                  (b)      Not applicable.

                  (d)(1) Amended and Restated Agreement of Limited Partnership of the Company, dated as of February 15, 1991(1)

                  (d)(2) Close Corporation Agreement of Everflow Management Corporation(1)

                  (d)(3) Operating Agreement of Everflow Management Limited, LLC dated March 8, 1999(2)

                  (g)      Not applicable.

                  (h)      Not applicable.

-------------------
(1) Incorporated herein by reference to the Company's Schedule 13E-4 filing dated April 30, 1992. Items not mailed to Unitholders.

(2) Incorporated herein by reference to the Company's Form 10-Q filing for the quarter ended March 31, 1999. Item not mailed to Unitholders.

(3) Incorporated herein by reference to the Company's Form 10-K filing for the year ended December 31, 2003. Items mailed to Unitholders.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2004                        EVERFLOW EASTERN PARTNERS, L.P.

                                            By: EVERFLOW MANAGEMENT LIMITED, LLC
                                                 General Partner

                                            By: EVERFLOW MANAGEMENT CORPORATION
                                                 Managing Member

                                            By: /s/ William A. Siskovic
                                                --------------------------------
                                                    William A. Siskovic
                                                    Vice President and
                                                    Secretary-Treasurer

                                    EXHIBITS

Exhibit
Number                                  Description
------                                  -----------
(a)(1)            Form of Offer to Purchase, dated April 30, 2004

(a)(2)            Form of Letter of Transmittal

(a)(3)            Form of 2003 Annual Report Newsletter to Unitholders, dated
                  April 30, 2004

(a)(4)            Annual Financial Statements of the Company and Management's
                  Discussion and Analysis of Financial Condition and Results of
                  Operations(3)

(a)(5)            Form of letter prepared by Wright & Company, Inc.

(b)               Not applicable.

(d)(1)            Amended and Restated Agreement of Limited Partnership of the
                  Company, dated as of February 15, 1991(1)

(d)(2)            Close Corporation Agreement of Everflow Management
                  Corporation(1)

(d)(3)            Operating Agreement of Everflow Management Limited, LLC dated
                  March 8, 1999(2)

(g)               Not applicable.

(h)               Not applicable.

--------------------
(1) Incorporated herein by reference to the Company's Schedule 13E-4 filing dated April 30, 1992. Items not mailed to Unitholders.

(2) Incorporated herein by reference to the Company's Form 10-Q filing for the quarter ended March 31, 1999. Item not mailed to Unitholders.

(3) Incorporated herein by reference to the Company's Form 10-K filing for the year ended December 31, 2003. Items mailed to Unitholders.